Exhibit 99.1

Bragg Gaming Extends Content Rollout in Ontario Following Launch with bet365

Partnership with global operator expands Bragg’s reach in leading North American iGaming market

TORONTO, August 17, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it has launched its new content and Remote Game Server (“RGS”) technology with bet365 in Ontario. The launch expands the reach of the Company’s new Bragg Studios proprietary content in Ontario and demonstrates Bragg’s continued progress with its North American expansion initiative.

Proprietary content from Bragg Studios – including Fairy Dust from Atomic Slot Lab and Sea of Plenty from Indigo Magic – as well as new, exclusive premium titles from the Company’s Powered by Bragg portfolio – including Devils Lock from Blueberi – is now available for bet365 customers in Ontario at https://games.on.bet365.ca. All of Bragg’s proprietary and exclusive content is delivered to bet365 players via its RGS technology.

Lara Falzon, President and Chief Operating Officer at Bragg Gaming Group, commented: “We’re delighted to work with bet365, one of the leading operators in Ontario, to bring our player-engaging content to their customers in the Province. This new content introduction with bet365 is the first step in what we believe will become a broader relationship for the introduction of our proprietary and exclusive third-party content with this leading iGaming operator in additional markets. With Ontario pacing as one of the largest iGaming markets in North America, our partnership with bet365 will play an important role in our North American growth strategy and help drive consistent, long-term growth.”

A bet365 spokesperson said: “We’ve been aware for some time of the high quality content that Bragg Gaming creates. We’re thrilled to welcome Bragg in to our portfolio of cutting edge gaming content partners, in one of our most exciting markets. Customers in Ontario will now be able to enjoy an even wider selection of market-leading titles within our Games product.”

About bet365

bet365 is a globally renowned online gambling operator.

With a customer base exceeding 90 million worldwide, the platform offers its products in 22 different languages, ensuring seamless accessibility for users across the globe. It also supports transactions in 26 different currencies.

bet365 has a range of useful tools to help you stay in control of your gambling that can be found at https://responsiblegambling.on.bet365.ca/en

19+, gambling can be addictive, please play responsibly.

Visit http://ConnexOntario.ca for responsible gambling information.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content and cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

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Contacts:

Investors:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com

investors@bragg.games

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group
press@bragg.group